Super Group Comments on Outstanding Preliminary, Unaudited, Fourth Quarter and Full-Year 2024 Performance

•	Expected to surpass previously issued full-year guidance for ex-US Total Revenue and Adjusted EBITDA
•	Anticipated to achieve new quarterly and full-year records for Total Revenue and Adjusted EBITDA

New York, NY – January 22, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) (the “Group” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business and Spin, the multi-brand online casino, today provided an update on its preliminary, unaudited fourth quarter and full-year 2024 performance.

The Group is pleased to announce that Q4 2024 is expected to be its strongest ever ex-US quarter with Total Revenue of ~€486 million and Adjusted EBITDA, a non-GAAP financial measure, of between €125 million and €130 million. During the quarter the Group projects to have set a number of new monthly ex-US records, with December being particularly impressive, achieving new highs for deposits and Total Revenue.

For the full-year, the Group expects to have surpassed its previously issued ex-US guidance targets of Total Revenue of €1.60 billion and Adjusted EBITDA of greater than €360 million.

New ex-US records were also expected to have been achieved in 2024 for both Total Revenue and Adjusted EBITDA, with Total Revenue growing by ~18% to ~€1.66 billion and Adjusted EBITDA growing by more than 50%, anticipated to be between €387 million and €392 million, a margin of greater than 23%.

The developing U.S. business is also anticipated to have delivered new records in the fourth quarter – October was an all-time high for Total Revenue, which was subsequently surpassed in both November and December. The expected Q4 2024 investment into the U.S. business is ~€11 million, which would bring the total investment for the year to ~€61 million. Given the reduced footprint and sole focus on iGaming in the U.S., this investment is expected to reduce materially in 2025.

Chief Executive Officer Neal Menashe commented: “I’m proud to have ended 2024 on a high, with new records expected for both Total Revenue and Adjusted EBITDA. This momentum has continued into the start of 2025, setting a solid foundation for the year ahead. I would like to thank the global Super Group team for an excellent 2024, and I look forward to an even better 2025.”

A more detailed update, including a full reconciliation of any non-GAAP measure to the most comparable IFRS financial measure (corresponding GAAP metric) will be provided when the Group reports its fourth quarter and full-year 2024 earnings in February.

About Super Group
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The Group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.sghc.com.

Preliminary Financial Results
The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of the audit of Super Group’s financial statements for the year ended December 31, 2024. As a result, these preliminary results may be different from the actual results that will be reflected in Super Group’s consolidated financial statements to be included as part of Super Group’s Annual Report on Form 20-F for the year ended December 31, 2024 to be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, hereafter “IFRS”).

Adjusted EBITDA is a non-GAAP company-specific performance measure that Super Group uses to supplement the Group’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense/credit. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business, impairment of assets, US sportsbook closure, market closure and other adjustments. Adjusted EBITDA, ex-US is Adjusted EBITDA relating to the rest the group, excluding Digital Gaming Corporation ('DGC'). Adjusted EBITDA, US is Adjusted EBITDA relating to the DGC.

Super Group believes that these non-GAAP measures are useful in evaluating the Group’s operating performance as they are similar to measures reported by the Group’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that it excludes significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

We do not provide a reconciliation of Adjusted EBITDA to the most comparable IFRS financial measure (corresponding GAAP metric) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts.

Super Group urges investors to review the reconciliation in the Group’s upcoming press release announcing financial results for the fourth quarter and full-year 2024 performance and the Group’s upcoming Annual Report on Form 20-F for the year ended December 31, 2024 and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in Super Group’s industry, may calculate similarly named non-GAAP measures differently than Super Group, which limits their usefulness in comparing Super Group’s financial results with theirs.

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to those under the heading “Risk Factors” in Super Group’s Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.